Exhibit 99.1

June 18, 2012

Jiayuan Announces Results of Annual General Meeting of Shareholders

BEIJING, June 18, 2012 /PRNewswire-Asia-FirstCall/ — Jiayuan.com International Ltd. (“Jiayuan” or the “Company”) (NASDAQ: DATE), operator of the largest online dating platform in China, today announced that it held its annual general meeting of shareholders (“AGM”) on June 15, 2012. All of the proposals submitted to shareholders at the 2012 AGM were duly approved. Specifically, the shareholders passed resolutions approving:

1.              increasing the maximum aggregate number of ordinary shares that may be delivered pursuant to awards granted to eligible persons under Section 4.1 of the 2007 Share Incentive Plan, as amended (the “Plan”), by 2,400,000 ordinary shares, from 5,233,920 ordinary shares to 7,633,920 ordinary shares;

2.              amending the Plan to allow the administrator of the Plan to have additional flexibility to re-price awards granted under the Plan, including the re-pricing of “underwater” share options, without shareholder approval by amending Sections 3.2(g), 5.1.1, 5.1.3 and 7.6.5 of the Plan;

3.              authorizing each of the directors or officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

About Jiayuan

Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE) operates the largest online dating platform in China. Jiayuan is committed to providing a trusted, effective, and user-focused online dating platform that addresses the dating and marriage needs of China’s rapidly growing urban singles population. According to iResearch, Jiayuan.com ranked first in terms of number of unique visitors and time spent among all online dating websites in China in 2011. Every two of Jiayuan’s American Depositary Shares represent three ordinary shares.

For more information, please visit http://ir.jiayuan.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Jiayuan may also make written or verbal forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users; competition in the Chinese online dating markets; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of any litigation or arbitration; the expected growth of the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and online dating websites and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in our documents filed with the U.S. Securities and Exchange Commission. Jiayuan does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of the press release, and Jiayuan undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Beijing

Melody Liu

Jiayuan.com International Ltd.

+86 (10) 6442-2321

ir@jiayuan.com

Martin Reidy

Brunswick Group LLP

+86 (10) 5960-8600

jiayuan@brunswickgroup.com

New York

Cindy Zheng

Brunswick Group LLP

+1 (212) 333-3810

jiayuan@brunswickgroup.com

SOURCE Jiayuan.com International Ltd.

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